UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-36599

MB Financial, Inc.

(Exact name of registrant as specified in its charter)

800 West Madison Street, Chicago, Illinois 60607, (888) 422-6562

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share Depositary Shares, each representing a 1/40th interest in a share of 6.00% Non-Cumulative Perpetual Preferred Stock, Series C

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: Common Stock: one

                                                                                                 Depositary Shares: 59

Pursuant to the requirements of the Securities Exchange Act of 1934, MB Financial, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	April 1, 2019	By:	/s/ Susan B. Zaunbrecher
		Name:	Susan B. Zaunbrecher
		Title:	Vice President and Secretary